Bell Potter Securities (US) LLC

Statement of Financial Condition

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/16/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Bell Potter Securities (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave, Floor 39
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Brice — 917-819-1410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Christopher Brice, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bell Potter Securities (US) LLC, as of December 31, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Brice

Chief Executive Officer

[signature]

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELL POTTER SECURITIES (US) LLC

Index
December 31, 2018

Page(s)

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bell Potter Securities (US) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bell Potter Securities (US) LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, NY

February 22, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BELL POTTER SECURITIES (US) LLC

Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	868,064
Receivable from affiliates		531,888
Deferred tax asset		58,004
Fixed assets, net		32,428
Total assets		**$ 1,490,384**

Liabilities and Member's Equity

Liabilities

Deferred rent liability	$	42,585
Accrued expenses		21,021
Income taxes payable		12,284
Payable to affiliate		1,500
Total liabilities		77,390
Member's equity		1,412,994
Total liabilities and member's equity		**$ 1,490,384**

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities and Exchange Commission.

BELL POTTER SECURITIES (US) LLC

Statement of Financial Condition
As of December 31, 2018

1. Organization and Business Description

Organization
Bell Potter Securities (US) LLC (the "Company") was formed as a Limited Liability Company in the State of Delaware on May 5, 2017 as a wholly-owned subsidiary of Bell Potter (US) Holdings Inc. (the "Parent"). The Parent is wholly-owned by Bell Financial Group Limited (the "Ultimate Parent"), a company organized in Australia. Effective July 16, 2018, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to facilitate contacts by its foreign affiliates, including Bell Potter Securities Limited ("BPSL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. BPSL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). The Company's foreign broker-dealer affiliates will have direct contacts, primarily with U.S. institutional investors, and other U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity securities of foreign issuers, most of whom are Australian. The Company will effect the resulting secondary transactions in foreign equity securities. The Company will also act as a selling group participant on a best efforts basis in connection with the offering of corporate equity securities, primarily in transactions where its Australian affiliate, BPSL, acts as the advisor. The Firm also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily Australian and sourced largely through BPSL.

2. Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets
Fixed Assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and computer equipment is three years.

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. **Related Party Transactions**

The Company has entered into a Services Agreement with BPSL to provide the Company with reimbursement of costs (plus 10%). The Company recorded revenues of $532,211 as Service Fee Income in the period to December 31, 2018 in accordance with this Service Agreement which is included in service fee income on the statement of operations. At December 31, 2018 the related receivable under the Service Agreement was $532,211 and is included in due from affiliate on the statement of financial condition. Additionally BPSL paid expenses of $323 on behalf of the Company.

4.   **Fixed Assets**

Details of fixed assets at December 31, 2018 are as follows:

Furniture and fixtures	$	24,230
Computer equipment		14,683
		38,913
Less: accumulated depreciation		6,485
	$	32,428

Depreciation and amortization expense for the period ended December 31, 2018 was approximately $6,000 and is included in miscellaneous expenses on the accompanying statement of operations.

5.   **Income Taxes**

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2018, the Company had a deferred tax asset as a result of the book to tax differences relating to the treatment of the expensing of organizational costs. The Company's net deferred tax asset before valuation allowance was approximately $58,000. As of December 31, 2018, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized. During the period in 2018, the deferred tax asset decreased by $3,632 from $61,635 at July 16, 2018 to $58,003 at December 31, 2018.

At December 31, 2018, management believes the Company did not have any uncertain tax positions.

6.   **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $790,674 that was $540,674 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 at December 31, 2018.

7.   **Accounting Developments**

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset of $743,218 and related lease liability of $785,803 upon the adoption of this accounting standard update.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BELL POTTER SECURITIES (US) LLC

Notes to the Financial Statements
Period ended December 31, 2018

8.   **Commitments and Contingencies**

The Company leases office space under a non-cancelable operating lease which expires in August 2023. The lease is secured by a letter of credit with a financial institution in the amount of approximately of $96,000. The following is a schedule of future minimum lease payments:

Year Ending December 31	Amount
2019	$ 192,515
2020	192,515
2021	192,515
2022	192,515
2023	128,343
	$ 898,403

The Company is currently not subject to any litigation, claims or assessment by regulatory or other governmental agencies, or any other third parties.